                                                                   EXHIBIT 99(c)

                                LYNCH CORPORATION
                         140 GREENWICH AVENUE, 4TH FLOOR
                          GREENWICH, CONNECTICUT 06830

                                                          ___________ ____, 2005

Dear Shareholder:

            On  behalf  of the  Board of  Directors  of Lynch  Corporation  (the
"Company"),  we are pleased to provide details on the Company's  rights offering to purchase  common  shares (the "Common  Shares").  The Common Shares are being offered at the subscription price of $______ per share.

            Each  beneficial  owner of the Company's  Common Shares will receive one  subscription  right  ("Subscription  Right") for each Common  Share that it owned on  _____________  ___, 2005.  Every three such  Subscription  Rights will entitle  such  beneficial  owner  to  subscribe  for one  Common  Share  ("Basic
Subscription  Privilege").  If, pursuant to the exercise of Subscription Rights, the number of Common Shares that a beneficial owner would be entitled to receive would result in receipt of fractional  shares,  the  aggregate  number of Common
Shares that such beneficial  owner is entitled to purchase will be rounded up to the  nearest  whole  number.  You will not  receive  cash in lieu of  fractional shares.

            If you fully  exercise the Basic  Subscription  Privilege  issued to you, you may subscribe for additional Common Shares through the oversubscription privilege.  If the Company's other shareholders receiving rights do not elect to purchase  all of the  Common  Shares  offered  under  their  basic  subscription privilege,  then Common Shares purchased through the oversubscription  privilege will be allocated pro rata based on the number of Common Shares each  subscriber for  additional  Common  Shares  has  purchased  under  the  basic  subscription privilege, as more fully described in the Company's prospectus,  dated _________
___, 2005.

            Enclosed are copies of the following documents:

            1.     the Prospectus;

            2.     the  Instructions for Use of Lynch  Corporation  Subscription
                   Certificates;

            3.     the Subscription Certificate; and

            4.     a return  envelope  addressed to Mellon Bank, N.A. c/o Mellon
                   Investor Services LLC, the Subscription Agent.

            The  enclosed  Prospectus  describes  the  rights  offering  and the procedure  to follow if you choose to  exercise  your  rights.  Please  read the
Prospectus and other enclosed materials carefully.

            Your prompt action is requested.  The rights offering will expire at
5:00 p.m., New York City time, on __________  ___, 2005,  unless extended for up to 15 days (the "Expiration Date").

            To  exercise  your  rights,   a  properly   completed  and  executed
Subscription  Certificate  and  payment  in full  for all of the  Common  Shares purchased  must be  delivered  to the  Subscription  Agent as  indicated  in the
Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date.

            Additional  copies of the enclosed  materials  may be obtained  from
Mellon  Investor  Services  LLC.  Their  toll-free  telephone  number  is  (866)
340-1578.

            We are pleased to offer you this  opportunity and hope that you will consider a further investment in the Company.

                                            Very truly yours,

                                            LYNCH CORPORATION

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